UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person **Evanson, Paul J.**	2. Issuer Name **and** Ticker or Trading Symbol **FPL Group, Inc. (FPL)**	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)			
(Last) (First) (Middle) **FPL Group, Inc.** **700 Universe Boulevard**	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	X	Director		10% Owner
			Officer (give title below)	X	Other (specify below)
	4. Statement for Month/Day/Year **February 13, 2003**	**(1)**			
(Street) **Juno Beach, FL 33408**	5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line)			
		X	Form filed by One Reporting Person		
(City) (State) (Zip)			Form filed by More than One Reporting Person		

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	A or D	Price			
Common Stock	- -	- -	- -	- -	- -	- -	- -	1,939.0687	I	**By Thrift Plans Trust**
Common Stock	2/13/03	- -	A [(2)]		9,375	A	- -			
Common Stock	2/13/03	- -	A [(3)]		17,329	A	- -	109,464 [(4)]	D	

FORM 4 (continued)		Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)											
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/Day/Year)	3A. Deemed Execu-tion Date, if any (Month/Day/Year)	4. Trans-action Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Trans-action(s)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Phantom Shares	(5)	2/13/03	_ _	A		1,274		(5)	(5)	Common Stock	(5)	(5)	7,855	D	
Employee Stock Option (Right to Buy)	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	150,000 (6)	D	
Employee Stock Option (Right to Buy)	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	75,000 (7)	D	
Employee Stock Option (Right to Buy)	$55.12	2/13/03	_ _	A		75,000		(8)	2/13/13	Common Stock	75,000		75,000	D	

Explanation of Responses:

(1) Director of FPL Group, Inc.; President and Director of Florida Power & Light Company (subsidiary of Issuer).

(2) Restricted stock grant made pursuant to the Amended and Restated Long Term Incentive Plan of the Issuer, exempt under Rule 16b-3.

(3) Acquired in settlement of performance share awards (which were not derivative securities) under Amended and Restated Long Term Incentive Plan of Issuer, exempt under Rule 16b-3.

(4) Receipt of 72,287 shares deferred until Mr. Evanson's retirement.

(5) Phantom shares credited to a Supplemental Matching Contribution Account for the reporting person pursuant to the FPL Group, Inc. Supplemental Executive Retirement Plan. Phantom shares represent the number of phantom shares of FPL Group, Inc. Common Stock credited to the reporting person if the phantom shares had been invested in FPL Group's company stock fund in its Thrift Plan during fiscal year 2002 based on share prices ranging from $46.30 to $64.91. Amount shown constitutes the difference between the balance at 12/31/02 and the balance at 12/31/01. Includes cash dividends that would be payable on the phantom shares if the reporting person was the record holder of the number of shares of FPL Group, Inc. Common Stock equal to the phantom shares. This filing is not an admission that the phantom shares are derivative securities.

(6) On February 12, 2001, the reporting person was granted an Option to purchase 150,000 shares of common stock with an exercise price of $61.72 per share. The Option (i) is fully vested and (ii) expires on February 12, 2011.

(7) On February 11, 2002, the reporting person was granted an Option to purchase 75,000 shares of common stock with an exercise price of $52.64 per share. The Option (i) vests as to 25,000 shares (on a cumulative basis) on each anniversary of the date of grant beginning on the first anniversary of the date of grant and (ii) expires on February 11, 2012.

(8) The Option shall vest as to 25,000 shares (on a cumulative basis) on each anniversary of the date of grant beginning on the first anniversary of the date of grant.

DENNIS P. COYLE	**February 14, 2003**
Signature of Reporting Person	Date